UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                          For the month of October 2005

                              STRATA OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                          918 16th Avenue NW, Suite 408
                        Calgary, Alberta, Canada, T2M O3K
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ----------------

Appointment of New Director

On October 12, 2005 Strata Oil & Gas Inc. appointed Mr. Pratt Barndollar to the Board of Directors. Mr. Barndollar is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career. He has broad US and international experience in prospect evaluation, operations and planning. Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997. Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering. His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Society of Petroleum Engineers; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                                       STRATA OIL & GAS INC.

                                                       By: _/s/__________
                                                       Name: Manny Dhinsa
                                                       Title: President

Date:    October 31, 2005